Northern Dynasty Completes C$15.5 Million Financing

January 13, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") reports, further to its press release dated December 29, 2014, that it has completed the private placement of 35,962,735 Special Warrants priced at C$0.431 per Special Warrant, for gross proceeds in the amount of C$15.5 million. The Special Warrants will convert on exercise into common shares (the “Common Shares”) on a one-for-one basis.

This press release does not constitute an offer of securities for sale in the United States. Neither the issuance of the Special Warrants nor the Common Shares have been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and unless any of such securities are registered, they may only be offered or sold within the United States pursuant to applicable exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

As a result of the financing Stirling Global Value Fund Inc. has acquired 7.18 million Special Warrants which upon their exercise into Common Shares at the same time as all other Special Warrants are exercised will give Stirling a position of 20.08 million Common Shares representing 15.3% of the approximately 131 million shares then issued. For further details see Stirling’s early warning report recently filed on SEDAR (www.sedar.com).

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, such as those that address the in-progress financings and plan to complete certain regulatory filings are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. For more information on the Company, and the risks and uncertainties connected with its business, Investors should review the Company's home jurisdiction filings at www.sedar.com and its annual Form 40-F filing with the United States Securities and Exchange Commission.